[PVH CORP. LETTERHEAD]

July 15, 2013

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	PVH Corp.

Form 10-K for Fiscal Year Ended February 3, 2013

Filed April 3, 2013

File No. 001-07572

Dear Ms. Blye:

Reference is made to your letter of July 9, 2013. On behalf of PVH Corp., set forth below are both the comments from your letter and our responses.

General

1.
On pages 4, 5, 10, 11, 13 and 15 of your Form 10-K, you refer to your licensing partners and suppliers in various regions of the world, including the Middle East, a region that can be understood to include Sudan and Syria, and the Caribbean, a region that is generally understood to include Cuba. In addition, we are aware of a July 2011 news report indicating that your products are available in Cuba. Sudan, Syria and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding your contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, Syria and Cuba, whether through direct or indirect arrangements. Your response should describe any products you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:  Neither PVH Corp. nor any of its subsidiaries conducts business in Sudan, Syria, or Cuba.  The same is true for the United States Treasury Department’s Office of Foreign Assets Control’s sanctioned countries of North Korea and Iran, as well as Myanmar.  This statement covers direct operations, as well as the licensing of our trademarks and the use of suppliers.  We are aware of and abide by the legal prohibitions with regard to doing business in Sudan, Syria, and Cuba, as well as Iran and North Korea, and prohibit not only ourselves but our licensees from producing, selling or arranging for production in any of these countries.  The statements in our 10-K to which you refer are general statements about geographic  regions where goods are produced for us or where licensees have rights and are not intended to refer to every country in the region.  We are unaware of any news reports regarding the sale of any of our products in Cuba.  While we cannot rule out the possibility that legitimate product made for us or for or by a licensee was available in Cuba, we reiterate that to the extent we have legal or contractual control over goods under our trademarks, sales into Cuba are prohibited.  However, as the owner of world-renowned brands, including Calvin Klein and Tommy Hilfiger, we are often the target of counterfeiters, as well as others who trade in unauthorized product or acquire goods outside our control.  We would, of course, seek to take appropriate action against any customer or licensee of ours that sells or produces goods in any of the countries in question or to anyone it knowingly permits to do the same.

2.
Please discuss the materiality of any contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

Response:  As noted above, neither we nor any of our subsidiaries conducts business in Sudan, Syria, or Cuba.  As such, we have no contacts within any of those countries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-381-3509 if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the Fiscal Year Ended February 3, 2013.

Very truly yours,

/s/ Mark D. Fischer
Mark D. Fischer
Executive Vice President, General Counsel

cc: Mr. John Reynolds
      Daniel Leslie, Esq.
      Mr. Emanuel Chirico
      Mr. Michael Shaffer